CONFIDENTIAL
[AIG Letterhead]
April 30, 2009
Mr. Jeffrey P. Riedler
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 6010
Washington, D. C. 20549
Re: American International Group, Inc.
Registration Statement on Form S-4
Filed March 18, 2009
and Documents Incorporated by Reference
File No. 333-158098
Registration Statement on Form S-4
Filed March 17, 2009
and Documents Incorporated by Reference
File No. 333-158019
Response Letter dated March 18, 2009
Dear Mr. Riedler:
We are in receipt of your letter dated April 2, 2009 and thank you for your comments concerning the above-captioned filings of American International Group, Inc. (AIG). We are pleased to respond to the Staff’s comments contained in your comment letter of April 2, 2009 (the “Comment Letter”). In response to your comments, we intend to file an Amendment No. 1 to each of the above-referenced registration statements on Form S-4 (each, an “Amendment No. 1”). With respect to your comments 2 and 33, we intend to file an amendment to AIG’s Annual Report on Form 10-K for the year ended December 31, 2008 (the “2008 Annual Report on Form 10-K”) to include the CEO and CFO certifications and Part III information. Furthermore, we intend to include additional disclosure in AIG’s Form 10-Q for the quarterly period ended March 31, 2009 (“First Quarter 2009 Form 10-Q”) as discussed below.
AIG acknowledges that the adequacy and accuracy of the disclosure in AIG’s filings is the responsibility of AIG, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings and that Staff comments may not be asserted by AIG as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.
To facilitate your review, we have repeated your questions below in bold face type, followed by the responses of AIG in regular type. The numbers correspond to the numbers in the Comment Letter.
General
1.	We note that you have filed a confidential treatment request in connection with exhibits to two current reports on Form 8-K. All comments must be resolved prior to submitting a written request for acceleration of the effective date of the registration statements.

     AIG Response
          AIG acknowledges that all comments with respect to its confidential treatment request concerning exhibits to those two current reports on Form 8-K must be resolved before AIG requests acceleration of the above-referenced registration statements.
2.	We note that your registration statements incorporate by reference your Annual Report on Form 10-K for the fiscal year ended December 31, 2008. The Form 10-K omits required information under Items 10, 11, 12, 13 and 14 of Part III. If your definitive proxy statement has not been filed by the time the registration statements will go effective, you will need to either amend the Form 10-K to include the Part III information or include the required information in the registration statements.
     AIG Response:
          AIG will amend Part III of its 2008 Annual Report on Form 10-K by April 30, 2009.
Registration Statement on Form S-4, filed March 17, 2009 (File No. 333-158019)
3.	We note that you are registering the 8.175% Series A-6 junior subordinated debentures in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1989). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.
     AIG Response
          At the time of filing each Amendment No. 1, AIG will provide a supplemental letter to the Staff confirming that it is relying on the Staff’s position in Exxon Capital Holdings Corp. and making the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.
4.	Please revise your prospectus to disclose that concurrently with the offer to exchange the 8.175% Series A-6 junior subordinated debentures you will be offering to exchange the 8.250% Notes due 2018.
     AIG Response
          AIG will revise its prospectuses in accordance with the Staff’s comment.
5.	We note that the exchange offer will expire at 5:00 PM, New York City time. Supplementally, please confirm that the offer will be open at least through midnight of the twentieth business day. See Rule 14d-1(g)(3). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.
     AIG Response
          AIG confirms that each of the exchange offers will be open at least through midnight of the twentieth business day following commencement of that exchange offer. AIG further confirms that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to Rule 424(b) under the Securities Act of 1933.

Cautionary Statement Regarding Forward-Looking Information, page i
6.	The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference to the Private Securities Litigation Reform Act or state explicitly that the safe harbor protections the Private Securities Litigation Reform Act provides do not apply to statements made in connection with the offer.
     AIG Response
          AIG will modify the language so that it no longer refers to the Private Securities Litigation Reform Act of 1995.
The Exchange Offer, page 5
7.	We note your language in the italicized paragraph indicating that the summary of the exchange and registration rights agreement and letter of transmittal “is qualified in its entirety by, all of the provisions of the exchange and registration rights agreement and the letter of transmittal...” Please delete this language since investors are entitled to rely upon your disclosure. Also, please delete similar language under the heading “Replacement Capital Covenant” on page 38.
     AIG Response
          As requested, AIG will delete the referenced language on page 5 and on page 38. AIG proposes to modify the language on page 5 as follows:
          “The following is a summary of the exchange and registration rights agreement and letter of transmittal. The exchange and registration rights agreement and the letter of transmittal contain the full legal text of the matters described in this section, and each is filed as an exhibit to the registration statement of which this prospectus is a part. You should refer to these documents for more information.”
          Similar changes will be made to the referenced language on page 38.
Expiration Date; Extensions; Amendments, page 8
8.	We note your reservation of the right “to delay accepting any old junior subordinated debentures.” Please revise your disclosure to clarify in what circumstances you will delay acceptance and, supplementally, please confirm that any such delay will be consistent with Rule 14e-l(c). For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.
     AIG Response
          AIG has reserved the right to delay acceptance of old junior subordinated debentures only during the pendency of the exchange offer and will modify the disclosure to make this clear.
9.	We note your reservation of the right to amend the terms of the exchange offer. Please revise your disclosure to indicate that, in the event of a material change in the exchange offer, including the waiver of a material condition, you will extend the exchange offer period if necessary so that at least five business days remain in the exchange offer following notice of the material change.
     AIG Response
          AIG confirms that if it makes a material change in the terms of the exchange offer or the information concerning the exchange offer, or if it waives a material condition of the exchange offer, AIG will extend the exchange offer to the extent required by Rule 14e-1 under the Securities Exchange Act of 1934 and will revise its disclosure accordingly.
Conditions to the Exchange Offer, page 8
10.	All conditions to the exchange offer, except those related to the receipt of government regulatory approvals necessary to consummate the exchange offer, must be satisfied or waived at or before the expiration of the exchange offer, not merely “before the acceptance of the old junior subordinated debentures” for exchange. Please revise the language accordingly.
     AIG Response
          AIG will modify the referenced language on page 8 to make clear that all material conditions must be satisfied or waived before the expiration of the exchange offer.
11.	We note that you may determine in your ‘‘judgment/sole discretion” whether certain exchange offer conditions have occurred or are satisfied. Please revise to include an objective standard for the determination of whether a condition has been satisfied.
     AIG Response
          AIG will amend these references so that they require AIG to use its “reasonable” judgment or discretion.
Legal Ownership and Book-Entry Issuance, page 33
Considerations Relating to DTC, page 36
12.	We note your disclosure that you assume no responsibility for the accuracy of the information concerning DTC and DTC’s book-entry system. Please revise your disclosure to remove the apparent disclaimer that you do not bear responsibility, and thus are not subject to liability, for the disclosures made in the registration statement.
     AIG Response
          In response to the Staff’s comment, AIG will modify each Amendment No. 1 by removing the last paragraph under the heading. AIG will also add a new first paragraph under this heading, which will read in its entirety as follows:

          “DTC has informed us as follows:”
          As a clarification, in the first line of what is currently the first paragraph, AIG will delete the words “has informed us that it”.
Certain United States Federal Income Tax Considerations, page 47
Treatment of the Exchange, page 48
13.	Please revise your disclosure to clarify that the information provided under this heading is the opinion of your counsel, Sullivan & Cromwell LLP.
          AIG Response
          AIG will make this change in each Amendment No. 1.
Registration Statement on Form S-4, filed March 18, 2009 (File No. 333-158098)
14.	Comments relating to your Form S-4 (File No. 333-158019) also constitute comments on Form S-4 (File No. 333-158098) to the extent applicable.
          AIG Response
          AIG acknowledges the Staff’s comment and will reflect the changes in each Amendment No. 1.
Form 10-K for the Fiscal Year Ended 12/31/08
Item IA. Risk Factors, page 21
15.	Your introductory paragraph in this section states that “[w]ithout additional support from the U.S. government, in the future there could exist substantial doubt about AIG’s ability to continue as a going concern.” We also note your disclosure under the heading “Consideration of AIG’s Ability to Continue as a Going Concern” starting on page 39. You disclose that “management has made significant judgments and estimates with respect to the potentially adverse financial and liquidity effects of AIG’s risks and uncertainties” and that it is possible “that one or more of management’s significant judgments or estimates about the potential effects of the risks and uncertainties could prove to be materially incorrect.” Since it appears that there is a reasonable probability that AIG will not be able to continue as a going concern, please include additional disclosure describing the effect that not being able to continue as a going concern would have on AIG’s businesses, including collateral calls, breach of contractual agreements, etc.
          AIG Response
          AIG respectfully disagrees with the Staff’s comment. As Management asserted on page 40 of the 2008 Annual Report on Form 10-K: “...(M)anagement believes that it will have adequate liquidity to finance and operate AIG’s businesses and continue as a going concern for at least the next twelve months”. AIG’s Independent Registered Public Accounting Firm, PricewaterhouseCoopers LLP, concurs with management’s assertion, and has issued an unqualified opinion on AIG’s consolidated financial statements, albeit with an emphasis of a matter paragraph referencing AIG’s disclosures in the financial statements regarding going concern.
          As the Staff notes, AIG references the ongoing support of the U.S. government as a factor influencing management’s assertion with respect to going concern considerations and that, absent such support, in the future there could exist substantial doubt about AIG’s ability to continue as a going concern. The U.S. government has publicly affirmed its commitment to assist AIG in satisfying its obligations as they come due, which further bolsters Management’s assertions concerning AIG’s going concern considerations; this public affirmation has been quoted on page 43 of the 2008 Annual Report on Form 10-K (and again in the audited financial statements on page 202) as follows:
          “The steps announced today provide tangible evidence of the U.S. government’s commitment to the orderly restructuring of AIG over time in the face of continuing market dislocations and economic deterioration. Orderly restructuring is essential to AIG’s repayment of the support it has received from U.S. taxpayers and to preserving financial stability. The U.S. government is committed to continuing to work with AIG to maintain its ability to meet its obligations as they come due.” (emphasis added)
16.	Please include a new risk factor discussing the risks of having issued the Series C Perpetual, Convertible, Participating Preferred Stock without first obtaining shareholders’ approval. In that regard, we note that action was brought in Delaware court and the ultimate disposition of the matter will depend upon future events even though the suit was dismissed. For example, if the shareholders other than the Series C preferred shareholders ultimately vote against the proposal to authorize common stock to enable the conversion of the Series C preferred stock, the common stockholders will still have suffered detriments related to the loss of voting power and economic rights without having first voted upon the original issuance of the Series C preferred stock. This may give rise to additional litigation directed against AIG.
          AIG Response
          AIG’s Series C Perpetual, Convertible, Participating Preferred Stock (“Series C Preferred Stock”) was properly issued under the Delaware General Corporation Law without shareholder approval. AIG’s Restated Certificate of Incorporation expressly permits AIG’s Board of Directors to issue series of preferred stock without shareholder approval.
          We note that the Staff’s comment seems to assume that the voting and dividend rights of the Series C Preferred Stock depend on the ability of the Series C Preferred Stock to be converted into AIG common stock. This assumption is incorrect; the voting and dividend rights of the Series C Preferred Stock apply whether or not the Series C Preferred Stock is convertible into AIG common stock. Accordingly, the shareholders of AIG have already suffered any dilution relating to the issuance of the Series C Preferred Stock.
          There is not pending, nor is AIG aware of any threatened, litigation challenging the ability of AIG’s Board of Directors to issue the Series C Preferred Stock without shareholder approval. The litigation to which the Staff refers relates not to the issuance of the Series C Preferred Stock, but rather to a possible future amendment of the Company’s Restated Certificate of Incorporation to increase the authorized number, and reduce the par value, of AIG’s common stock in order to facilitate conversion of the Series C Preferred Stock. This litigation, which lacked any merit, has been dismissed. Accordingly, AIG does not believe that a risk factor is necessary because the Series C Preferred Stock was issued without shareholder approval.

17.	Please tell us whether the issuance of preferred equity in holding companies for AIA and ALICO is expected to further limit the subsidiaries’ ability to upstream dividends and other distributions to the holding company such that a risk factor is needed. If you do not believe a new risk factor is needed, please tell us your basis for such conclusion.
          AIG Response
          As disclosed on page 44 of the 2008 Annual Report on Form 10-K, AIG and the New York Fed have only an intent to enter into the transactions to which the Staff refers. Until these transactions are fully negotiated and documented, AIG believes any disclosure regarding the expected terms of these transactions would be premature and potentially misleading if the final terms differ materially from the expected terms. In any event, AIG has already disclosed that its ability to access funds from its regulated subsidiaries has been “significantly restricted.” See page 24 of the 2008 Annual Report on Form 10-K. Thus, AIG believes that the risk the Staff describes has already been appropriately addressed.
18.	We note your brief reference on page 24 to the decline in the U.S. real estate market and how this has affected the liquidity of AIG’s securities portfolios. We are concerned that this brief reference does not give appropriate emphasis to the effect the declining real estate market has on your financial condition, including your direct investments in RMBSs and CMBSs, your substantial CDSs related to RMBSs that are still outstanding, and your equity interest in Maiden Lane II and Maiden Lane III. Please include a separate risk factor that describes how the deteriorating conditions in the real estate market have affected and continue to affect your operations and investments.
          AIG Response
          AIG has disclosed, in the Business and Credit Environment risk factor on page 21 of the 2008 Annual Report on Form 10-K, the effects of the global financial crisis on its financial condition, operations and investments, excerpted as follows:
          “AIG has been materially and adversely affected by these conditions and events in a number of ways, including:
*      *      *
•	Severe and continued declines in the valuation and performance of its investment portfolio across all asset classes, leading to decreased investment income, material unrealized and realized losses, including other-than-temporary impairments, both of which decreased AIG’s shareholders’ equity and, to a lesser extent, the regulatory capital of its subsidiaries;
*      *      *
•	Impairment of goodwill in its insurance and financial services businesses; and

•	A general decline in business activity leading to reduced premium volume, increases in surrenders or cancellations of policies and increased competition from other insurers.”
          AIG believes that, while the global financial crisis was driven by the decline in the U.S. real estate market, it has broadened to adversely affect almost all asset classes worldwide. AIG believes this broader risk factor more appropriately describes the risks posed to its investors with respect to the current business and economic conditions.
          Further, AIG has also disclosed, in the Concentrations of Investments and Exposures risk factor on page 28 of the 2008 Annual Report on Form 10-K additional risks posed by the concentration of its investment portfolio in certain market segments, including (among others) residential mortgage-backed and commercial mortgage-backed securities. AIG further states in this risk factor that “[t]hese types of concentrations in AIG’s investment portfolios could have an adverse effect on the investment portfolios and consequently on AIG’s consolidated results of operations or financial condition.”
          AIG believes that these two risk factors adequately describe how the deteriorating conditions in the real estate market have affected and continue to affect AIG’s operations and investments.
19.	We note your risk factors relating to the retention of employees on page 30 and the risk factor relating to AIGFP wind-down risks on page 32. Please include a new risk factor that provides the information you described in the white paper sent to the U.S. Department of the Treasury about how and why you would suffer risks if key AIGFP employees were to leave, particularly as described in the section “Details Regarding Business Impact of Failure to Pay.” If you believe you do not need to provide this information to investors, please tell us your reasons why you believe so even though the information was provided to the federal government.
          AIG Response
          As the Staff indicates, the 2008 Annual Report on Form 10-K does disclose the risk that a loss of key AIGFP employees could adversely affect AIG’s ability to wind down AIGFP’s business. The “white paper” the Staff refers to was prepared after the filing of the 2008 Annual Report on Form 10-K in light of the significant publicity that arose in mid-March with respect to the retention payments made to AIGFP personnel. In light of the significant developments that have occurred subsequent to the filing of the 2008 Annual Report on Form 10-K, AIG anticipates updating its risk factors with respect to employee retention in its First Quarter 2009 Form 10-Q. AIG does not believe that it would be appropriate to update the employee-related risk factors in the 2008 Annual Report on Form 10-K for post-filing developments.
20.	We note your disclosure on pages 133-136 relating to the regulatory capital relief CDS transactions. On page 136 you state that “[g]iven the current performance of the underlying portfolios, the level of subordination and the expectation that counterparties will terminate these transactions prior to their maturity; AIG Financial Products Corp. does not expect that it will be required to make payments pursuant to the contractual terms of these transactions.” Please consider whether you need to include a new risk factor describing the possibility that counterparties will not terminate these transactions if the underlying portfolios experience a rapid decline, as it was the case with the super senior collateralized debt obligations. If you do not believe a new risk factor is needed, please tell us your basis for such conclusion.
          AIG Response
          AIG has disclosed, in the Concentrations of Investments and Exposures risk factor on page 28 of the 2008 Annual Report on Form 10-K, the adverse effects concentration of AIG’s insurance and other risk exposures may have, including derivatives, excerpted as follows:
          “AIG seeks to manage the risks to which it is exposed as a result of the insurance policies, derivatives and other obligations that it undertakes to customers and counterparties by monitoring the diversification of its exposures by exposure type, industry, geographic region, counterparty and otherwise and by using reinsurance, hedging and other arrangements to limit or offset exposures that exceed the limits it wishes to retain. In certain circumstances, or with respect to certain exposures, such risk management arrangements may not be available on acceptable terms, or AIG’s exposure in absolute terms may be so large that even slightly adverse experience compared to AIG’s expectations may cause a material adverse effect on AIG’s consolidated financial condition or results of operations.”
          This general risk is enhanced with respect to the regulatory capital portfolio of CDS transactions, as discussed on page 149 of the 2008 Annual Report on Form 10-K as follows:
          “AIG will continue to assess the valuation of this portfolio and monitor developments in the marketplace. Given the significant deterioration in the credit markets and the risk that AIGFP’s expectations with respect to the termination of these transactions by its counterparties may not materialize, there can be no assurance that AIG will not recognize unrealized market valuation losses from this portfolio in future periods, and given its size, recognition of even a small percentage decline in the fair value of this portfolio could be material to AIG’s consolidated results of operations for an individual reporting period or to AIG’s consolidated financial condition.”
          AIG believes that the above disclosures adequately describe the possibility that counterparties will not terminate regulatory capital relief CDS transactions and the possible effect that such events could have on AIG’s consolidated financial condition or results of operations.
The issuance of the Series C Preferred Stock may have adverse consequences for AIG..., page 27
21.	You disclose that you cannot provide any assurances that the failure to obtain required consents or approvals as a result of the change in control of AIG will not have a material adverse effect on AIG’s consolidated financial condition, results of operations or cash flows. Please revise your risk factor to describe and quantify the material adverse effects that could potentially result from not obtaining all required consents or approvals from AIG’s regulators or from a breach of any material contract or agreement.
          AIG Response
          As indicated on pages 27 and 28 of the 2008 Annual Report on Form 10-K, AIG was, at the time of the filing of the 2008 Annual Report on Form 10-K, not aware of
•	any regulator that intended to impose any penalties or take any other action with respect to AIG in connection with the issuance of the Series C Preferred Stock; or

•	any counterparty to a material contract alleging that the issuance of the Series C Preferred Stock was a breach of that contract.
Because AIG was unaware of any regulator or counterparty threatening any action with respect to the issuance of the Series C Preferred Stock, AIG was not in a position to further quantify the impact of such an event. In addition, there has been no indication of any such action since the filing of the 2008 Annual Report on Form 10-K, and therefore AIG does not anticipate updating this risk factor in its First Quarter 2009 Form 10-Q.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 38
Results of Operations, page 63
22.	On page 67, you disclose that in connection with certain securities lending transactions, you met the requirements of sale accounting under SFAS 140 because collateral received was insufficient to fund substantially all of the cost of purchasing replacement assets for the securities lent to various counterparties. Please explain why this would result in a deemed sale under SFAS 140 as indicated by your disclosure.

          AIG Response
          Most securities lending transactions are treated as secured borrowings because they involve the receipt of sufficient collateral (historically between 98% and 102% of the market value of the securities being lent) and, therefore, they fail the condition in paragraph 9(c) of SFAS 140 to be accounted for as sales. Beginning in fourth quarter of 2008, increasing uncertainty in the credit markets resulted in securities lending counterparties, including AIG’s, providing less collateral in these arrangements. Due to significant liquidity concerns with respect to its foreign and domestic securities lending programs, AIG continued to lend securities despite the lower amount of collateral obtained from counterparties in these transactions. A large portion of AIG’s securities lending transactions continued to be treated as secured borrowings, but the securities lending transactions described on page 67 of the 2008 Annual Report on Form 10-K, were accounted for as sales because they met all of the criteria set forth in paragraph 9 of FAS 140, as follows:
•	Paragraph 9(a), because the securities lent were legally transferred and put beyond the reach of AIG’s and its affiliates’ creditors, even in the event of bankruptcy; and

•	Paragraph 9(b), because the transferee was not constrained in its ability to transfer collateral or pledge the securities lent to other third parties; and

•	Paragraph 9(c), because AIG no longer maintained effective control over the transferred assets. While AIG is both entitled and obligated to reacquire the securities before maturity pursuant to the terms of these securities lending agreements, AIG will not be able to reacquire the securities on substantially the agreed terms in the event of default by the transferee because collateral obtained during the contract term was not sufficient to fund substantially all of the cost of purchasing replacement securities lent to the various counterparties. Paragraphs 47-49 of SFAS 140 provide specific guidance with respect to the sufficiency of collateral in securities lending arrangements. Specifically, paragraph 47b and 49 describe the requirement more definitively that “a transferor must at all times during the contract term have obtained cash or other collateral sufficient to fund substantially all of the cost of replacement assets from others.”
Restructuring expenses and related asset impairment and other expenses, page 69
23.	We note that you awarded $492 million in retention awards and that the total amount expected to be incurred related to retention programs is approximately $1.0 billion. Please expand your disclosure to provide additional details about how the remaining amount will be spent, including when you plan to make additional retention awards and what groups will be the recipients of those awards.
          AIG Response
          In response to the Staff’s comment, AIG will expand its disclosure regarding retention awards in its First Quarter 2009 Form 10-Q as follows:
The awards under these retention plans were granted in 2008 and are accrued ratably over the future service periods, which range from 2008 to 2011. The total amount expected to be incurred related to these 2008 retention plans is approximately $1.0 billion. AIG made payments to the employees under these plans in 2008 and expects to make further payments in 2009 through 2011. The ultimate amount paid could be less than the total expected amount primarily due to the effect of forfeitures.
Amounts charged to expense, and expected to be incurred in the future periods, and the total amounts expected to be incurred under the 2008 retention plans, by operating segment, are as follows:

Life Insurance
&
	General	Retirement	Financial	Asset
(In millions)	Insurance	Services	Services	Management	Other	Total
Amounts Charged to Expense
Three Months Ended March 31, 2009
Cumulative Incurred to Date

Amounts Expected to be Incurred in Future Periods
2009
2010
2011
Total Amounts Expected to be Incurred in Future Periods

Total Amounts Expected to be Incurred
Critical Accounting Estimates, page 123
AIGFP’s Super Senior Credit Default Swap Portfolio, page 130
24.	Please refer to the two paragraphs after the table you intend to provide in response to prior comment two in your March 18, 2009 letter. Please disclose:
•	The nature and extent of data available to you related to these regulatory capital CDS transactions as well as the frequency and timing in which you receive available data;

•	The reasons that you are not able to provide accurate, comparable, quantitative information with respect to the credit quality of the underlying assets; and

•	Why you believe that the data that you are provided is timely, reliable and sufficient to continuously assess risk and determine the fair value of these CDS transactions from reporting period to reporting period.
AIG Response
      In response to the Staff’s comment, AIG will provide additional disclosure in the First Quarter 2009 Form 10-Q as follows:
The nature of the information provided or otherwise available to AIG with respect to the underlying assets in each regulatory capital CDS transaction is not consistent across all transactions. Further, in many cases of corporate loan deals, the pools are blind, meaning that the identities of obligors are not disclosed. In addition, many of the regulatory capital CDS transactions contain confidentiality restrictions that preclude disclosure of information relating to the underlying referenced assets.
For regulatory capital CDS transactions written on underlying pools of residential mortgages, AIG generally receives quarterly updates from the trustee for each such referenced pool detailing with respect to the residential mortgages comprising such pool the principal amount outstanding, defaults, delinquencies, recoveries and realized losses. AIG also generally receives updated stratification tables for each pool incorporating remaining term, geography, property use and (for some pools) interest rates for the underlying residential mortgages. For regulatory capital CDS transactions written on underlying pools of corporate loans, AIG generally receives quarterly updates from the trustee for each such referenced pool detailing with respect to the corporate loans comprising such pool the principal amount outstanding, defaults, recoveries and losses.

AIG also generally receives updated stratification tables for each pool incorporating remaining term, geography and the counterparties initial assessment of credit quality of the underlying corporate loans. Additionally, for many of these regulatory capital CDS transactions, upon the occurrence of a credit event with respect to any corporate loan included in any such pool, AIG receives a notice detailing the identity and notional amount of such loan and the effective date of such credit event. Where the rating agencies directly rate the junior tranches of the pools, AIG monitors the rating agencies’ releases for any affirmations or changes in such ratings, as well as any changes in rating methodologies or assumptions used by the rating agencies to the extent available.
Generally, the foregoing data with respect to each regulatory capital CDS transaction is received by AIG within a few weeks following the quarterly roll date of each deal. AIG analyzes all relevant data with respect to the underlying pools of assets required to make its own risk assessment and to determine any changes in credit quality with respect to such pool of assets. While this data cannot be aggregated in a comparable way because of the limitations on and nature of the data, it provides sufficient basis to evaluate the risks and determine a reasonable estimate of fair value.
25.	Please refer to prior comment four. Please revise your disclosure to clarify how the ML III transaction affected the unrealized market valuation loss and derivative liability presented in the table at the top of page 131. Consider providing a rollforward of the derivative liability.
AIG Response
     AIGFP recognized $30.0 billion unrealized market valuation loss on the CDS transactions terminated in connection with the Maiden Lane III (ML III) transaction from inception through October 31, 2008.
     In response to the Staff’s comment, AIG will expand its disclosure in its First Quarter 2009 Form 10-Q as follows:
The changes in the fair value of the derivative liability of the AIGFP super senior multi-sector CDO credit default swap portfolio were as follows:

	Three Months Ended	Year Ended
(In millions)	March 31, 2009	December 31, 2008
Fair Value of Derivative Liability, beginning of period	$5,906	$11,246
Unrealized market valuation loss		25,700
Purchases of underlying CDO securities (a)		(995)
Terminated in respect of the ML III transaction (b)	—	(30,045)

Fair Value of Derivative Liability, end of period	$	$5,906

(a)	In connection with the exercise of 2a-7 Puts by counterparties, AIGFP acquired the underlying CDO securities. In certain cases, simultaneously with the exercise of the 2a-7 Put by AIGFP’s counterparties, AIGFP accessed financing arrangements previously entered into with such counterparties, pursuant to which the counterparties remained the legal owners of the underlying CDO securities. However, these securities were reported as part of AIGFP’s investment portfolio as required by generally accepted accounting principles. Most of these underlying CDO securities were later acquired by ML III from AIGFP’s counterparties. In a separate case, AIGFP extinguished its obligations with respect to one CDS by purchasing the protected CDO security.

(b)	The CDS in respect of the ML III transaction were terminated in the fourth quarter of 2008 based on the fair value of the underlying multi-sector CDOs at October 31, 2008, as mutually agreed between the NY Fed and AIG. AIGFP recognized the change in fair value of the CDS through that date.
The unrealized market valuation loss of the AIGFP super senior multi-sector CDO credit default swaps was as follows:

	Three Months Ended March 31,		Year Ended December 31,
(In millions)	2009	2008	2008	2007
CDS — terminated in connection with ML III	$—	$6,754	$20,365	$9,680
CDS — underlying CDO purchased by AIGFP	—	311	854	141
CDS — all other	—	972	4,481	1,425

Total	$—	$8,037	$25,700	$11,246

Financial Statements, page 190
Note 5 — Investments, page 245
26.	Please refer to prior comment one. Please revise your disclosure to clarify how the Maiden Lane III transactions affected your financial statements. Please disclose each of the related amounts that were recorded in your financial statements immediately prior to the consummation of the Maiden Lane III transactions, including the related derivative liabilities and collateral postings, and provide us with the journal entries that you used to record your initial investment in Maiden Lane III.
AIG Response
     As disclosed on pages 130, 136 and 137 of the 2008 Annual Report on Form 10-K, in connection with Maiden Lane III transaction, during the fourth quarter of 2008, AIGFP terminated the vast majority of the credit default swaps it had written on multi-sector CDOs. The CDS were terminated based on the fair value of the underlying multi-sector CDOs at October 31, 2008, as mutually agreed between the NY Fed and AIG. AIGFP recognized the change in fair value of the CDS through that date. As indicated in AIG’s response to the Staff’s comment 25 above, AIG will expand its disclosure in Item II Management’s Discussion and Analysis of its First Quarter 2009 Form 10-Q to clarify how the ML III transaction affected the unrealized market valuation loss and derivative liability.
     As disclosed on page 117, included in the unrealized market valuation losses on AIGFP’s super senior credit default swap portfolio in 2008 are losses of approximately $21.1 billion that were realized through the termination of contracts in connection with the ML III transaction. This amount is comprised of the following (please refer to AIG’s response to the Staff’s comment 25 above):
CDS—terminated in connection with ML III       $20.4 billion
CDS—underlying CDO purchased by AIGFP     $0.7 billion
     As disclosed on page 137, AIGFP paid $32.5 billion to terminate these CDS through the surrender of collateral previously posted, net of $2.5 billion received pursuant to the shortfall agreement. As such the total collateral receivable held by AIGFP was $35.0 billion prior to ML III transaction. Furthermore, as disclosed on page 137, included in the payment amount is $2.5 billion (included in Other income (loss)) related to multi-sector CDOs underlying 2a-7 Puts previously written by AIGFP and sold to ML III.
     As disclosed on pages 136 and 142, ML III purchased $8.5 billion of the multi-sector CDOs underlying 2a-7 Puts. These multi-sector CDOs were purchased by AIGFP during 2008, of which $8.0 billion was funded using existing liquidity arrangements with the counterparties. A portion of the net payment made by ML III to the counterparties for the purchase of the multi-sector CDOs facilitated the termination of liquidity arrangements, which had funded certain of the multi-sector CDOs in connection with the 2a-7 Puts.
     AIG believes that the disclosure in its 2008 Annual Report on Form 10-K and the additional disclosure it intends to include in its First Quarter 2009 Form 10-Q adequately describes how the

Maiden Lane III transaction affected its financial statements.
     As disclosed on page 251, AIG contributed $5.0 billion for an equity interest in ML III. The journal entries American International Group, Inc., the parent company, used to record the initial investment in ML III were as follows:

(In millions)	Debit	Credit
Cash	$5,000
Fed facility		$5,000

To record an advance from the the Fed facility for the investment in ML III.

Investment in ML III	$5,000
Cash		$5,000

To record AIG’s initial investment in ML III.
27.	You disclose that AIG is not the primary beneficiary of ML III. Please provide us with an analysis supporting your determination of the primary beneficiary under FIN 46(R). Based on your disclosure, ML III appears to have been funded with $40.0 billion from AIG ($5 billion equity interest plus $35.0 billion of collateral previously posted), and the loan from the NY Fed of $23.8 billion. Accordingly, it would appear that you would absorb a majority of the entity’s expected losses. Please ensure that your response addresses the last sentence of paragraph 14 of FIN 46(R), which states that if one enterprise will absorb a majority of a variable interest entity’s expected losses and another enterprise will receive a majority of that entity’s expected residual returns, the enterprise absorbing a majority of the losses shall consolidate the variable interest entity.
AIG Response
     AIG and the NY Fed invested $5 billion and $24.3 billion, respectively in ML III. The $35.0 billion previously posted as collateral on Multi-Sector CDO Credit Default Swaps was not an investment by AIG in ML III, but rather, it represented the settlement of the CDS contracts by AIG with its counterparties. In settlement of the CDS contracts the counterparties were allowed to retain the collateral posted by AIG. In exchange for the settlement of the CDS contracts, at fair value with AIG, each counterparty also agreed to sell the underlying CDOs to ML III at fair value. ML III funded this purchase using the equity capital contributed by AIG and the NY Fed.
     The ML III transaction could have taken on a different form, whereby AIG’s counterparties could have returned their cash collateral to AIG and AIG, in turn, could have transferred its liability under the CDS contracts to ML III at fair value with a corresponding payment of cash to compensate ML III for assuming those obligations. ML III would then have been in a position to purchase the underlying CDO investments at par from the counterparties and simultaneously settle its newly-assumed CDS contracts. In substance, had the transaction taken on that form, it would have left AIG and ML III in the same place economically. The accounting would have also been the same, because ML III’s assumption of AIG’s obligations under the CDS contracts in exchange for a cash payment would not have resulted in AIG retaining an additional variable interest in ML III beyond its $5 billion equity investment. What AIG would have received as consideration for a payment of $35 billion to ML III would not have been a variable interest in ML III, but rather a legal release by its various counterparties of its liability under the CDS contracts. Those CDS counterparties would instead have had a variable interest in ML III.
     Interest accrues on the NY Fed’s $24.3 billion investment in ML III at one-month LIBOR plus 100 basis points. Interest accrues on AIG’s $5 billion investment in ML III at one-month LIBOR plus 300 basis points. The interest for both investors is payment-in-kind. Cash inflows (both principal and interest collections) from the investments held by ML III are first used to pay accrued interest and principal with respect to the NY Fed’s investment until each are paid in full. ML III will then pay all cash flows to AIG until AIG has been repaid its original investment and all accrued interest.  Subsequent to the repayment of AIG’s interest and principal, all remaining cash flows will be shared on a pari-passu basis with two-thirds to the NY Fed and one-third to AIG.
     The quantitative analysis prepared in accordance with the requirements of FIN 46R indicated that the NY Fed is expected to bear more than 50% of the anticipated variability of the cash flows expected to be generated by ML III’s investments, that is, the NY Fed is expected to bear a majority of both the entity’s expected losses and expected residual returns. The assets of ML III were purchased at a significant discount to their expected cash flows. Therefore, on a cash flow basis, these investments are expected to generate substantial (double-digit) returns in relation to their purchase price.
     As a result, the residual cash flows that are shared by AIG and the NY Fed on a pari-passu basis were the primary sources of variability in the cash flows in the quantitative analysis.  The NY Fed’s two-thirds interest in the residual cash flows resulted in the NY Fed absorbing the majority of the expected losses and residual returns and having more than 50% of the anticipated variability of the cash flows.
Note 15 — Shareholders’ Equity and Earnings (Loss) Per Share, page 293
28.	Please refer to your disclosure regarding the Series C Preferred Stock Agreement under which you agreed to give the US Treasury a controlling interest in AIG. Please tell us how you determined that a $23 billion prepaid commitment fee asset and corresponding additional paid in capital should be recorded, including the specific accounting literature that supports the basis for your conclusions.
     AIG Response
     EITF 98-14 acknowledges that debtors will incur costs to establish a line of credit and some or all of the costs are deferred and amortized over the term of the arrangement. In exchange for the establishment of and AIG’s access to the NY Fed’s original $85 billion credit facility, AIG was contractually obligated to issue the Series C Preferred Stock and such obligation was irrevocable since AIG received such access in September, 2008.
     The obligation to issue the Series C Preferred Stock did not meet the criteria for classification as a liability under FAS 150. Rather, the obligation to issue the Series C Preferred Stock of $23 billion was recorded as a credit to additional paid in capital, because this obligation represents a prepaid forward sale contract which met the criteria in paragraph 38 and paragraphs 12 through 32 of EITF 00-19 to qualify for equity classification. Further, the Series C Preferred Stock underlying the contract was determined to meet the criteria for permanent equity classification under EITF D-98.
     The fair value of $23 billion for the prepaid commitment represents an asset to AIG, as AIG benefits from having the facility available over the commitment period.
29.	Please tell us how you calculated the amortization of the prepaid commitment fee, including how you considered the applicability of EITF 98-14.
     AIG Response
     AIG did not associate the up-front commitment fee with a particular draw down of cash under the $85 billion Credit Facility with the NY Fed. Rather, AIG associated this fee with the commitment period over which the borrowing capacity is available, amortizing that fee over that period on a straight-line basis, adjusted downward for specific paydowns that reduce the borrowing capacity of the line in accordance with EITF 98-14.

     In November of 2008, the Credit Facility terms were amended, and at the same time AIG issued $40 billion of AIG’s Series D Fixed Rate Cumulative Perpetual Preferred Stock (“Series D Preferred Stock”). The $40 billion was used to repay a portion of the then outstanding balance of the Credit Facility. The guidance for accounting for a modification of a line of credit is EITF 98-14.  That guidance provides that a determination must be made as to whether all, or a portion of, the unamortized costs and fees are to be written off at the time of the modification, based upon whether there has been a decrease in the ‘borrowing capacity’.  Borrowing capacity is determined under EITF 98-14 as the product of: (a) the maximum amount available under the line of credit, multiplied by (b) the maximum period remaining under the line of credit.
     No write-down (or accelerated amortization) of the prepaid commitment fee asset arose from applying EITF 98-14 to the amendment because the borrowing capacity increased from $170 billion ($85 billion x 2 years) to $425 billion ($85 billion x 5 years, before giving affect to the concurrent repayment).
However, the concurrent repayment of $40 billion, based on a mutual agreement between AIG and the NY Fed, resulted in a $25 billion decrease of the maximum amount available to be drawn from the original $85 billion line of credit to $60 billion.  The permanent reduction of $25 billion to the maximum amount available to be drawn resulted in a proportional reduction to the then-current unamortized balance of the prepaid commitment fee, resulting in approximately $7 billion of additional amortization of the prepaid commitment fee asset in the fourth quarter of 2008.
30.	The terms of your commitment to issue the Series C Preferred Stock describe an instrument that will ultimately be convertible into a number of shares of your common stock that exceed the number of your currently authorized but unissued shares. Please tell us how you considered the applicability of EITF 00-19 in your accounting for the commitment to issue the Series C Preferred Stock.
     AIG Response
     As noted in AIG’s response to Staff’s comment 28 above, in exchange for the NY Fed entering into the Credit Facility, AIG became obligated to deliver the Series C Preferred Stock. AIG concluded that this obligation represented a prepaid forward sale contract that should be classified in equity in accordance with EITF 00-19. The Series C Preferred Stock to be issued is convertible contingent upon a shareholder vote approving the increase in the authorized but unissued shares of AIG common stock to 19 billion shares. Because the Series C Preferred Stock will only be convertible if the number of shares of AIG common stock available to be issued is increased, AIG concluded that there will be a sufficient number of authorized and unissued shares of AIG common stock when the conversion right becomes effective, and therefore equity classification for this prepaid forward sales contract was appropriate under EITF 00-19. In the event the number of shares of AIG common stock is not increased, the Series C Preferred Stock is not convertible and the holder has no rights to ask for settlement in cash.
31.	Please tell us how you determined that the warrants issued in conjunction with the Series D Preferred Stock should be classified as equity. Also, please tell us how EITF 07-5 will affect your accounting treatment for the warrants.
     AIG Response
     Based upon guidance in EITF 01-6, applicable through the end of 2008, the warrants issued in conjunction with the Series D Preferred Stock were considered indexed to AIG’s own stock, classified in equity and therefore not within the scope of FAS 133.  EITF 01-6 states that instruments are considered indexed to a company’s own stock, both within the meaning of EITF Issue 00-19 and within paragraph 11(a) of Statement 133 for the issuer, provided that:
(a)	The contingency provisions are not based on (a) an observable market, other than the market for the issuer’s stock (if applicable), or (b) an observable index, other than those calculated or measured solely by reference to the issuer’s own operations (for example, the issuer’s sales revenue, EBITDA, net income, or total equity); and

(b)	Once the contingent events have occurred, the instrument’s settlement amount is based solely on the issuer’s stock.
               The warrants include a contingency provision related to the occurrence or non-occurrence of a vote by the common shareholders to reduce the par amount per share to $0.000001.  That provision is not based on an index under item (a) above, and once that vote occurs, the settlement amount will be based solely on AIG’s stock.  Therefore, the warrant was considered indexed to AIG’s stock under EITF 01-6.
               Effective January 1, 2009 AIG adopted EITF 07-5, which supersedes EITF 01-6 as of that date. Based on the guidance in EITF 07-5, due to the contingency provision referred to above, AIG concluded the warrant was no longer considered indexed to AIG’s own stock based on its terms, and therefore should be considered a liability beginning January 1, 2009, with changes in fair value reported currently in earnings. This will be reflected in AIG’s First Quarter 2009 Form 10-Q.
Item 15. Exhibits, Financial Statement Schedules, page 326
32.	Please file a copy of the AIG Financial Products Corp. 2008 Employee Retention Plan as an exhibit or, in the alternative, please provide us a detailed analysis supporting your conclusion that you are not required to file a copy of that Plan as an exhibit.
     AIG Response
               Item 601(b)(10)(iii) of Regulation S-K requires a management compensatory arrangement to be filed as an exhibit if the arrangement is with
•	a named executive officer as defined in Item 402(a)(3) of Regulation S-K; or

•	a director; or

•	an executive officer if the contract is material in amount or significance.
               No director, named executive officer or executive officer of AIG participated in AIG Financial Products Corp. 2008 Employee Retention Plan (the “Retention Plan”). As a result, the Retention Plan falls within the general exclusion from filing provided by clause (ii) of Item 601(b)(10) of Regulation S-K for contracts that ordinarily accompany the kind of business conducted by the registrant. AIG has historically entered into retention arrangements with its employees and AIG views retention agreements as merely one form of employee compensation. As a result, AIG believes that the Retention Plan is excluded from filing by clause (ii) of Item 601(b)(10) of Regulation S-K.
               Even assuming arguendo that clause (ii) does not apply to the Retention Plan, the amount of the aggregate payments under the Retention Plan of $220 million is clearly immaterial compared to AIG’s total employee compensation expense.
Form 10-K/A for the Fiscal Year Ended 12/31/08, filed 3/13/09
33.	We note that your amended Form 10-K does not include the CEO and CFO certifications required by Rule 13a-14(a). Please amend your 10-K to include the required CEO and CFO certifications. Please note that any amended 10-K, including one filed in response to comments raised in this letter, should list in the exhibit index the two amended current reports on Form 8-K filed on March 16, 2009 and indicate that you requested confidential treatment for portions of the exhibits in order to certify the changes you previously made to the exhibit list.
AIG Response
     AIG will amend its 2008 Annual Report on Form 10-K to include CEO and CFO certifications. The amended 10-K will list in the exhibit index the two amended current reports on Form 8-K filed on March 16, 2009 and indicate that AIG requested confidential treatment for portions of the exhibits in order to certify the changes AIG previously made to the exhibit list.
*      *      *      *      *
          Thank you for your consideration of our responses. If you have any questions or require any additional information, please do not hesitate to contact me at (212) 770-5123.
Very truly yours,
/s/ Kathleen E. Shannon
Kathleen E. Shannon
Senior Vice President, Secretary & Deputy General Counsel

cc:	Frank Wyman, Staff Accountant
Carlton Tartar, Accounting Branch Chief
(Securities and Exchange Commission)

David Herzog
Joseph Cook
(American International Group, Inc.)

Robert W. Reeder III
Ann Bailen Fisher
(Sullivan & Cromwell LL